Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, gave an interview with the Lumida Wealth: Non-Consensus Invest Beyond the Ordinary podcast on September 23, 2025. The following is a partial transcription of the interview, which was made available on September 24, 2025:

Ram Ahluwalia: Welcome to Non-consensus Investing. I’m Ram Ahluwalia, your host and CIO at Lumina Wealth, where we specialize in the craft of alternative investments. At Lumina, we help guide clients through the intricacies of managing wealth, so they don’t have to shoulder the burden alone. Through this podcast, we draw back the curtain to reveal the strategies employed by the best in the business for their clients so that you too, can invest beyond the ordinary. All right, welcome to the next episode of Lumina Non-consensus investing. I am thrilled to have a very special guest and friend, Andrew Keys. This title of this show is called Diamond Hands: The Ether Machine with Andrew Keys. Andrews got an incredible story. I’m thrilled and honored to have him share that story with us today. And Andrew is the Chairman of The Ether Machine, which is publicly traded. He is the largest contributor to any publicly traded Ethereum debt, and not just by a little bit, but by an order of magnitude. So we’re going to get into that. Andrew also comes from a traditional finance background like me. He saw the opportunity around Ethereum. Andrew and I, of all places, met in China, right. And we met in China in 2015. We were on a bus with maybe a dozen other fintech entrepreneurs. We got to know each other there, struck up a friendship there. And Andrew was telling the story of Ethereum in 2015. What I should have done is just sold my company there and say, Andrew, can I work for you? Let’s go do this thing.

Andrew Keys: You should have just bought Ether and sold your company. That would have been much better.

Ram Ahluwalia: Exactly. I mean, what was Ethereum price at that back then?

Andrew Keys: A dollar.

Ram Ahluwalia: It was a dollar, right?

Andrew Keys: So quick and interesting story. The first time Ether crossed $1 was because I put a permissioned version of the Java client on top of Microsoft Azure, so banks and Fortune 500s could play with the concept of tokenizing any asset. And we named that the cliche marketing blockchain as a service. And had Paul Vigna from the Wall Street Journal write a 100 word article. And on that article being released, Ether crossed the dollar in October of 2015.

Ram Ahluwalia: So that was limit of Ether to a dollar based on this article.

Andrew Keys: $1. I think we were going places.

Ram Ahluwalia: We’re going to talk about quite a few topics today. One is your story, which is as much a story about Ethereum because you are the person who introduced the concept to Wall Street. So we’ll get into that. We’ll get into where we are in the digital asset treasury cycle. And the differentiation Ether Machine is out there, They’re dead miners out there. BitMiner put out a press release the other day. We’ll talk about that, too. And also, just your experience. Like just diamond-handing this thing through massive drawdowns and riding Ethereum from a dollar to where it is today, which is a 4000 x return. So a lot to get into. First off, why did you introduce Ether Machine just to orient everyone? Like what is The Ether Machine? Sure.

Andrew Keys: So The Ether Machine is a institutionally focused public vehicle, with just shy of $3 billion of committed capital and about 500,000 Ether and some dollars that is not a buy-and-hold digital asset treasury. We are an operating business that gives public market exposure to Ether and Ether generated yield. And the way we got here was in a prior life, I had built an institutional commodity pool operator and commodity trading advisor under the acronym of DARMA, which is Digital Asset Risk Management Advisors and had been staking tens of thousands of ETH Ether validators. So, there’s 32 Ether per validator. So institutional scale from inception of Ethereum’s proof of stake consensus transition from proof of work. And one of the large ETFs came up to me and said, Will you be my market maker? Because when ETFs enable staking, the ETFs have a 24 hour redemption requirement. And so right now in the United States, the exchange-traded funds in America do not enable staking. So, simply put that’s like having a stock that generates a dividend but owning the stock and not getting the dividend. But that’s more of a relic of the Gensler era. And we believe those headwinds will be tailwinds soon enough. And they will enable staking in the ETFs. But the issue, and you can look at Canada or Europe as a proxy is Canadian and European ETFs that do enable staking stake at what I call 50% capacity, meaning if you have $1 billion, they’re staking only 500 million. And they’re generating what I would call the floor yield on that $500 million. So really, on the billion dollars, the floor yield right now is 3%. So, they’re really generating 1.5%. And I thought that was inefficient. And we’d be able to generate the full staking yield because this is an operating business rather than an ETP that has 24-hour redemption requirements. And then furthermore, we could do other Ether-denominated yield generating activities. So, one place that we could add is through a concept of restocking, where you can take Ethereum’s proof of stake consensus mechanism and use it to secure other technologies. The leader in that space is a company called EigenLayer, and EigenLayer had $10,000,000 million invested in it at $100 million by Andreessen. Excuse me, $100 million at $1 billion valuation by Andreessen Horowitz about a year ago. Two years before that, I personally invested $2 million at a $25 million valuation, and my firm has been closest to the metal and creating user experience, testing bug bounties and basically doing product market fit testing the concept of restaking.

Ram Ahluwalia: On EigenLayer. Look, it’s not a 4000 X Ethereum, but we’ll give you a pass on that one. Lightning strikes twice. So framing up there was Bitcoin and digital asset trust for bitcoin is MicroStrategy, MSTR. That was the first DAT. And then you’re involved in Ethereum in the very early days at $1, you’re at Consensys and now you launched The Ether Machine and essentially it’s built off this technology and know-how from DARMA. And because you are a service provider to these publicly traded funds that wanted to maximize the yield generated by the state and activities of Ethereum.

Andrew Keys: So to talk through that differentiation, we should start with Bitcoin versus ether. So Bitcoin has a category defining winner already in MSTR. Furthermore, Bitcoin doesn’t really interest me too much. On the Bitcoin blockchain, there is one asset a bitcoin and there is one function, send. It’s like a global abacus where I can send the bead to ROM on the abacus and ROM can send it back to me. Ethereum interests me because I believe Ethereum to be the next generation of the internet, and basically, we can digitize any type of asset. So a stock, a bond, a derivative, an electron on a solar panel, and then we can embed those assets into digital legal agreements called smart contracts. And we can say if X were to occur then send the asset else failure. And so basically, I believe that Bitcoin has the Tam of digital gold, whereas Ether has the Tam of the next generation of the internet. And if you can put a price on the total addressable market of what commerce on the internet is, I believe it to be exponentially larger. Furthermore, if you really understand the digital asset treasury space, it’s important to understand how MicroStrategy got to where it was. And basically, the benefit of having a public vehicle versus my commodity pool operator, commodity trading advisor when I had SMAs, for example. Separately managed accounts is in the public vehicle, we’re able to use the public capital markets, and we can issue equity, or we can issue debt, to simply put. And MicroStrategy didn’t get from single-digit billions to a $1 billion vehicle by issuing equity. And depending upon how you issue equity, that could even be dilutive to your shareholders. And what made MicroStrategy grow from single digit billions to multiple billions is what is called a convertible bond. And to understand how these convertible bonds work, you’re essentially selling volatility to a hedge fund that wants to acquire volatility. And then the proceeds of that sale via convertible bond is used for cash to acquire the digital asset for the shareholders that are looking for exposure to the underlying specific digital asset. In MicroStrategy’s case, that was Bitcoin. The good news is that with Ether, it is double the volatility of Bitcoin. And unlike Bitcoin that doesn’t generate yield, Ethereum can generate yield. So if there are coupons like in a preferred share we have a much better way to satisfy yield payments. So basically it’s double the ball with the ability to generate yield. So basically this is a better asset for this type of public vehicle.

Ram Ahluwalia: Right. So MicroStrategy built a capital markets machine around itself. And to your point what they did is they were selling convertible bonds, and they packaged an equity like instrument that was marketable to fixed income investors. If you’re a fixed-income investor, the world is very dry, plain, vanilla. There’s not much to do, but in a convertible bond format, fixed-income investors had the ability to get an exposure to the growth in Bitcoin. It’s very clever, brilliant move that Michael Saylor did. And obviously he’s expanded that and it’s created an array of different products participating. And that was the first digital asset treasury. Over the last three months we’ve seen a proliferation of them. I think what separates The Ether Machine versus others is like your personal commitment to it. Like, how much capital did you contribute to The Ether machine versus the other debts.

Andrew Keys: So, I contributed 150,000 Ether. Present day, that’s about $750 million. And I think the second largest contributor was $40 million.

Ram Ahluwalia: That’d be like Joe Lubin?

Andrew Keys: Yes. And I think it’s important to understand when we talk about differentiation, we explained Bitcoin versus Ether. We talked about the ETF as a way to express one’s views for Ether. I look at it as an inefficient way, because you’re only availing yourself to part of the yield that’s being generated versus a public vehicle like this, where we can generate the full Ether yield and also have restaking and potential participation in DeFi. So we should be able to, if you look at this as a perpetual bond, and we have double the yield of the ETF, it should be double the value. And that’s where I think you can start to justify an mNAV greater than one.

Ram Ahluwalia: A market cap divided by net asset value ratio. Go ahead.

Andrew Keys: And if you have a multiple to the net asset value within the vehicle.

Ram Ahluwalia: Right now, BitMiner is Tom Lee’s vehicle. Did Tom Lee contribute to that?

Andrew Keys: I believe as understood it was very little. It’s a little unclear to me if it was none or very little. But I’m sure it could be found.

Ram Ahluwalia: I’ll ask my trusty analyst here, Brock, in the background. Got it. So the main differentiation is like, number one, you’re involved personally with your balance. You have an alignment with your investors that one. And then two you’re generating twice the yield because of the mechanics of how you stay and build from your experience from DARMA. So there’s an interesting press release that came out actually.

Andrew Keys: And if I may, Ram, I think there’s another point, which is number three, which I think is a really core differentiator. There are two ways to go about this. And we’ve gone what I would call the patient route. One way is you can pick your poison and do a reverse takeover of a dying company on New York Stock Exchange or Nasdaq. And that’s basically what I would call it, the reverse takeover of a shell company. And I had three conversations, just to give you an idea of what those looked like. One was a biotech company, and the drug didn’t make it through clinical trials, and the company was going bankrupt. And they had a vehicle that I could have taken over. But due to how public vehicles work, you can’t remove the C-suite of a company immediately on day zero. They have to basically stay on board. And due to change of control provisions, you can’t just remove everybody because you’re going in a different direction. And so this company’s CEO literally wrote me an email, and he spelt Ethereum wrong. He didn’t even know how to spell Ethereum, but wanted $5 million a year to stay on board because he viewed the asset as this shell company that had already gone through, let’s call it public SEC processes. Another one was a Bitcoin mining firm that had a $10 million a year data center lease. Because you need hardware, real estate, electricity for proof of work mining. And the business was upside down, and they were in year four. And they wanted me to take on those contingent liabilities for five, six, seven, eight, nine, ten. There are other ones that basically wanted a percentage of capital that was raised for lawsuits that basically because you’re inheriting some business that has a statute of limitations of four years. So basically, you don’t know the skeletons in the closet of the last four years. So basically, that’s the shell company. You get out the door quicker. But basically, there are these two businesses that are being operated. The old one, the new one, there may be contingent lawsuits based on statute of limitations. And there’s all sorts of liabilities. And I just if I was going to contribute my own capital, I wasn’t going to put that money at risk.

Ram Ahluwalia: Right. Because people would go after the honey pot, right?

Andrew Keys: Right.

Ram Ahluwalia: A lot of value in the asset. Then lawsuits, even if they are groundless, you get like the ambulance chasing equivalent in the stock market. There are specialized law firms. The only thing they do is they litigate the price drops, they litigate. So you wanted to be removed from all of that?

Andrew Keys: So basically what I did was I created a de novo entity, brand new with no preexisting operating business. We anchored it with Ether, and that is going through a business combination agreement with a special purpose acquisition company, or SPAC. And basically, to do that, we also had to raise capital. So we did the largest common equity raise, which was $1.5 billion or $1.6 billion. And then we did a subsequent follow-on round, which was another $700 million. And so we’ve got about $2.5 billion, give or take, the price of Ether.

Ram Ahluwalia: Participating in that through an in-kind contribution.

Andrew Keys: Yes. Correct.

Ram Ahluwalia: And you were also the first one?

Andrew Keys: No, I was in the first one.

Ram Ahluwalia: You were in the first one. Got it.

Andrew Keys: And we also went through a Big Four audit, which I think is important. So we’re the only treasury vehicle since MicroStrategy to go through a Big Four audit. And that’s important because if you understand how this works, what really drove MicroStrategy’s growth was the ability to issue convertible bonds and preferred shares. And basically, none of the banks will underwrite convertible bonds or preferred shares unless you have a Big Four audit. So basically, we didn’t optimize to be first out the gate where a bunch of vehicles have been able to acquire maybe more Ether sooner. But what we think is that we did that to be prudent with our own capital, because I think that this is a different type of vehicle. We have thematic investors that are long term Ether holders. So, we believe that this will be a better cap table versus the fair-weather vehicles that are shells. And we believe that once this and we just announced our confidential S-4 filing, and once this is through the blessing of the SEC, we should be best suited for those credit instruments like convertible bonds and preferred shares.

Ram Ahluwalia: We’re taking an institutional approach, kind of like the big boy approach with audit belt and suspenders, the right internal controls so that you can build trust with capital markets, with the investment bank can say, yes, I’ll engage with you. I’ll help you with your debt offerings.

Andrew Keys: Yeah, exactly Ram, and then I would just add to that if you go through these shells, a lot of them are much smaller. You’ve never heard of the investment bank. You never heard of the law firm. You never heard of the auditor. We went out with Citibank, Skadden, our legal, and our auditor. So this is the institutional culture.

Ram Ahluwalia: That makes a lot of sense to me. So BitMiner posted this press release yesterday. It’s interesting. So let’s see what our Grok analysts had to say. Actually, I asked Grok contributions to these. It looks, this can’t be right. There’s no way Tom Lee has 2.4 million Ethereum holdings. If that’s true...

Andrew Keys: The vehicle, BitMiner, has 2.4 million Ether in it. I don’t think that he contributed.

Ram Ahluwalia: Grok that a bit off. The analyst still needs some work there. So BitMiner posted this press release. I’ll share my screen here. I think this gets to how important the details matter and how much the docs matter, right? For those that are listening, read it. The article says BitMiner immersion announces ETH holdings exceeding 2% of network with ETH. This came out yesterday at 7 a.m. Eastern time. And so it leads with a strong headline. Now, what I thought that was quite interesting about this is that this press release coincided with an SEC filing. And here are some of the highlights of that SEC filing. BitMiner, it looks like they issued some shares at a premium of 14% $70 versus the $61 closed price in BitMiner. Let me pull up just BitMiner here. Quick on that on the screen. I’ll share this too come in here. But what it shows is that at the same time there was also issuance of warrants. Right. And the way the warrants work is if the stock trades above 87.5, it’s at 55 now. Then the holders can exercise without laying out cash. That’s another way of saying new shares, but without raising capital that’s dilutive. So, the premium that you see is actually technically, it’s a discount. It’s just packaged in press release language to make it look like it came from strength, when in fact, to motivate and attract the buyer, they had to issue warrants. So, in a way, it’s not in a way it is. You attract capital today. You get a bid today, but you’re giving up dilution in the future. It’s financial engineering. How does that land for you? Does that make sense?

Andrew Keys: So, I think that’s accurate. I personally wouldn’t have agreed to an instrument like this because I have skin in the game, and my sole purpose of this vehicle is increasing my Ether concentration per share. And that strikes me as dilutive. And furthermore, I think the other piece that I noticed is that I think this reiterates another piece, is that I think that if they could have, they would have done a convertible bond or a preferred share. And this is a double financial engineering, because they had to do this kind of premium and warrant because back to a shell company versus SPAC. Another consideration there.

Ram Ahluwalia: It’s like a hand waving. I saw The prestige this week in that wonderful Christopher Nolan film. It’s about a distraction. Take a look at these press releases. Came out on the same day. This one was at 7 a.m.. Headline: ETH holdings exceed 2% of the Ethereum network. Very bullish, by the way, the pre-market opens at 7 a.m.. So what happens is I don’t know what the price happened yesterday. And look, I’m pretty sure it went up. And then at 7:15 there’s another headline. And it says that BitMiner announces pricing of 365 million registered direct offering at $7 per share. This is the warrant.

Andrew Keys: Forget the warrants.

Ram Ahluwalia: The common shares at a premium to the closing price. And then there’s. Okay. It’s backed by premier investors, including Cathie Wood. And then you look at the docks and there’s warrants that are future dilution. This is like the Wall Street machine in action.

Andrew Keys: Play silly games. You win silly prizes.

Ram Ahluwalia: It’s a press release one, bullish. Press release two we’re diluting. Fine print in the SEC filing years over the warrant. And these DATs come.

Andrew Keys: I don’t think retail got that. And what retail got is sold it at 14% higher than what you could have bought it at.

Ram Ahluwalia: Yes exactly.

Andrew Keys: Which is a shame, which is a problem. Which is why play silly games, you win silly prizes. And if somebody is trying to do this properly, that’s going to reflect poorly on the industry.

Ram Ahluwalia: And look you look at the incentives as incentives drive outcomes.

Andrew Keys: Charlie Munger.

Ram Ahluwalia: Exactly. So I give Tom Lee credit for a number of things: one of them is certainly highlighting Ethereum. And I wrote this back in June. I know you shared this thesis too, that Ethereum is linked to the rise of stablecoins. And then a few weeks later, BitMiner comes out. Tom Lee is compensated based on the value of the options he has in the business. So the motivation there is make the price go higher, but doesn’t have the same skin in the game that you do. If you dilute through a warrants offering to issue a press release that looks exciting. You will be trading a short term pump for long term dilution. And so you wouldn’t necessarily want to do that because your all in the same boat. We’re all in the same boat. So anyway, I thought it was a worthwhile exercise just to inform and educate how these work. There’s a reason why these filings exist at the SEC, and you really do have to go through the fine print. I’ve seen digital asset treasuries, by the way, where the management team is authorized to fly in a private jet, and it’s paid for by the DAT. That makes no sense to me. And you can be on a zoom call.

Andrew Keys: 100% agreed.

Ram Ahluwalia: Why are you paying for the management team to expensive private jet on your dime?

Andrew Keys: Agreed.

Ram Ahluwalia: And let’s talk a bit now to shifting gears. So I think we start by talking about here’s Bitcoin. You said it’s ability to send money. Then, Ethereum shows up on the scene. You’re part of that story. It’s a turing-complete decentralized world computer on which you can move, exchange value, build apps, and have trustless agreements between smart contracts and people in the real world, or smart contracts and AI agents or other smart contracts. Let’s talk about that journey. I think your personal journey here is incredibly fascinating because you’ve, I mean, you know, you’ve had massive drawdowns along the way. I remember some of those hearts and prayers from my friend Andrew Keys here. He went up to it was like 1200, I want to say like during the 2027 top. And Vitalik says, do we deserve it? Top of the market goes down to 60. Walk us through that journey. What were the moments where all your conviction was tested?

Andrew Keys: Sure. I would say before. Let’s call it an Ether owner. I think it’s better to take it a few steps before that, educated econ computer science. I worked at UBS investment Bank, did some capital market stuff. I couldn’t handle the bureaucracy of big banks, did a few startups. The one prior to my blockchain experience, I built a revenue cycle management company. And simply put, when you went to the doctor’s office, you would hand your insurance card to the person front desk. That information would get sent through my software to Chennai, India, where the billers would fight with Blue Cross Blue Shield, Cigna, who were also in Chennai, India. And then eventually Doctor Jones would get paid and we would earn a percentage of that revenue for processing those insurance claims. And simply put, in a very specific sector, let’s just call it healthcare. I learned all of the problems with legacy payment systems and databases, and that was basically at the same time Bitcoin happened. And like Ram, he should have sold his business and just bought Ether. I should’ve sold my business then and bought Bitcoin. But I was stubborn, and my position was having built a payments company, I know that it was that payments are more complicated than I just send Ram value. I didn’t get off zero until I saw the addition of arbitrarily complex logic. Meaning if X happens, then send payment else failure. Simply put, that is what Ram mentioned as the turning-complete nature of a smart contract. And so I went to the first-ever Ethereum meetup, literally meetup.com, like a nerd in Manhattan in 2014. It was being hosted by Aaron Wright, who is a professor of computer science and law at Cardozo Law School. There were a bunch of fellow nerds in the room, and Aaron was explaining the potential of how this stuff works. And Joe Lubin was there as one of the founders of the Ethereum Foundation. And it blew my mind because I had enough understanding of software architecture. I had enough kind of legacy experience of how payment systems work, and I had enough kind of understanding and appreciation of Bitcoin as a peer-to-peer distributed ledger. But due to Utxo, you could only just send, Alice could only send Bob value, and that was the only function. And that was just not compelling to me. But basically, that was my day zero in this. And I remember leaving being like, this could be the ability to have the internet, where we could really move any asset and embed any asset into any type of agreement. And that was enough to percolate my brain.

Ram Ahluwalia: So is unspent transaction output. This is core to the Bitcoin model and turning-complete. I mean this comes from Alan Turing, the father of computer science and computation. A turning complete computer is able to compute. It can compute anything a computer compute. Now what a computer’s compute is a different question.

Andrew Keys: But the way you can dream, right. That’s the cool thing about the internet, right? And 85% of the internet goes to zero. The other 15% changes the world. And I figured it would be a similar arc there. And Joe was considering creating, in his words, was Crypto Alphabet, where alphabet is the holding company of 100 different companies. Google is the big operator. There’s 100 companies that alphabet owns. And there wasn’t a business model there. There wasn’t a product market fit. We were building software for a platform that hadn’t yet launched for a technology that hadn’t been built, and Consensys went on to create three of the eight or now 12 implementations of Ethereum, one of the most used wallets in MetaMask. Akamai for blockchain, which is called Infura. And then a bunch of apps that frankly failed.

Ram Ahluwalia: Core and core and yeah, and MetaMask is such an incredible business, right? It generates billions and billions of revenue as software and enabling people to interact on chain. Interact on chain means send people money or transact with a smart contract or digitally sign some kind of service. And infura also, again, core infrastructure, like the story of Consensys and Ethereum, is that it’s an important story to be told. And you were a part of that work. Now, you also played this role of really evangelizing to Wall Street and really the public at large. What did that journey look like?

Andrew Keys: So, probably there were two main avenues by which I did that. One was this concept of blockchain as a service via Microsoft, where we put a permission version of Ethereum onto Azure and then basically used Microsoft’s global footprint and their clientele base to tell the story of Ethereum. So everybody in the Fortune 500, from JP Morgan and Goldman Sachs to Walmart to ExxonMobil, is a Microsoft client, whether it’s Microsoft Office, Microsoft Azure. And so basically we were able to use that channel, everyone of those clients. There was a button where they could play with Ethereum. And so that was much more of the technical inroad. And then there was another avenue, where we created what was called the Enterprise Ethereum Alliance. And at that point in time, there was another consortia named R3 that basically started with a permissioned version of Ethereum on Azure.

Ram Ahluwalia: Goldman Sachs, Morgan Stanley got there, another consortium to build, essentially, Wall Street’s blockchain, still hasn’t gone anywhere, by the way.

Andrew Keys: It’s gone nowhere. And basically what they started on was our blockchain as a service and basically a quick historical lesson. One of the reasons, and there are a few reasons, in my opinion, why Ethereum is winning. And I think it’s always worth noting, but one of the reasons Java one, Java right now is the most used computer language, and basically when Java became J2EE, Java two the enterprise edition was because it had standards. And what that meant is that whether you were in Mumbai, San Francisco, New York or Paris, you had clean web APIs and clean database APIs, and you were using the same thing and what the enterprise Ethereum alliance was. It took companies like Microsoft, JP Morgan, Chicago Mercantile Exchange, Exxon, Accenture, Deloitte and basically had a standards body to basically create these types of standards. So what a permissioned version of Ethereum would look like, what how a permissioned and permissionless version of Ethereum could interact very similar to intranets and internet, the token standard. So basically these assets could go into a wallet and everyone could have the same wallet standard and a token standard and a reputation standard. So basically, that’s one of the core reasons I think, that Ethereum has worked really well is because we focus on creating these standards very early. Secondarily, we understand kind of other aspects of Ethereum. There are 12 implementations of Ethereum versus an example of Solana. There’s one implementation of Solana. There’s one implementation of Bitcoin core. And so basically 12 different software languages have to form consensus every six seconds for this network to continue to flourish. And it’s had 100% uptime over the last ten years since its inception. And then the last piece that I think is worth noting is just the fact that liquidity begets liquidity. And there’s about $250 billion of what we call High Quality Liquid Assets (HQLA). And that’s a technical standard definition regulated to own a minimum amount of that. And so of HQLA, 90 plus percent of HQLA that are on blockchain settle to Ethereum, 9% settles on the next one, and about 2% settles on all the rest.

Ram Ahluwalia: So it would be like stablecoins fully backed by treasuries would be an example. Another would be like Biddle BlackRock’s Treasury market fund on chain. Uh Doe. Tokenized treasuries. So these are examples where you’re calling HQLA and using the bulk of it is on Ethereum today.

Andrew Keys: And so basically when you consider that like that, that to me this 90 plus percent and again we’re still in the first out of the first inning ten years later. But the 90% there is very reminiscent to me of the gravity law dynamics that Google has, where 90% of searches happen on Google and less than 1% happens on Bing, less than 1% happens on Yahoo, less than 1% happens on Ask Jeeves. And we’re further continuing kind of those parallel dynamics.

Ram Ahluwalia: Understood. And we’ll come back to that to as a big battle for internet capital markets that’s developing, which I’m keenly interested in. And I think tokenization. We’re still early days. There’s a lot more to happen here also. Let’s get back to your diamond head story. What did that look like emotionally?  often times you’re like, oh, I feel like a hero. Oh, God, I can’t believe. Why don’t I take some chips off the table?

Andrew Keys: Yeah, there were definitely times that take the chips off the table, but there were definitely. What I’ve learned was, the best thing to do is live below your means and go slow. You’re on the ramen noodle diet like I was on the ramen noodle diet for a long time, and frankly, I also had an understanding of the concept of HQLA. I had the understanding of the metrics of developer usage, and I couldn’t exit the position because I thought every huge upswing in drawdown was going to be a small blip on a 20-year curve.

Ram Ahluwalia: This thing went from $1,000 plus to $80. In a bear market. What were you feeling in your gut? $80. Where you just say, hey, I need to sell something. I’m up 80. Just take it.

Andrew Keys: No, no, at 80, I wanted to buy more.

Ram Ahluwalia: This psychology of diamond handy. So $80, you’re, like more, I want more. Okay. Got it. And so tell us about, like, your concentration of this asset over time. And you must have had advisors and wealth advisors saying Andrew, you’re supposed to diversify...

Andrew Keys: I didn’t listen to him. And here we are. Which is fine. I’ve since listened to a few advisors a little bit. But the more you diversify and the less you diversify. There’s a lot I don’t know. But I definitely think that this technology is the next generation of the database and the internet. I’ve found it to be something worthy of my professional time. I found it to be fascinating. And I just think that kind of understanding the technological arc and the use case arc, and basically the fact that it’s $250 billion of HQLA and how many trillions of dollars of HQLA is there on Earth? It’s just if we’re still talking 1%, these are still smaller blips on a larger scale.

Ram Ahluwalia: Fair enough. So let’s talk about where we are with digital assets and tokenization. The GENIUS Act creates a legal framework for stablecoin transfer, they’re issued by non-banks, and they’re not permitted to offer yield. Banks can offer tokenized deposits. These are now in the legal fold. They’re playing an important role. It’s the first tokenized assets to achieve strong product market fit. Obviously the players like Tether out there acknowledge the US coin, there’s Circle, Paxos has one. There are dozens and dozens that are proliferating now. Where do you see tokenization evolving from here, especially as it relates between Ethereum and Solana, Galaxy tokenized on chain and Solana. Go ahead. Yeah.

Andrew Keys: So first and foremost, with respect to the GENIUS Act passage, it’s important to like give the context of how often this type of legislation gets passed. Like from the last type of kind of like monumental asset, like the 1940s Act in the 1940s, literally. So literally two months ago, something as big as the 1940s Act just passed.

Ram Ahluwalia: 100%.

Andrew Keys: And I think that’s like, super duper...

Ram Ahluwalia: Appreciate consequences.

Andrew Keys: Yeah. And so that basically gave the green light not only for the banks to play, the fintechs to play, but Walmart to play. There should be a digital token that represents dollars so they can solve that problem, which is basically like the real time gross settlement across time zones and jurisdictions. You have a company like ExxonMobil that’s in 300 different jurisdictions that have to make payroll every two weeks. And basically they can actually now optimize their payroll and basically send value much more easily without kind of FX spreads. Basically, all of that just passed 50 days ago.

Ram Ahluwalia: It’s wild. Like the US government, Congress has said, individuals or entities can send programmable money, e.g. a stablecoin backed by treasuries, to one another without KYC or AML. It’s not intermediated by bank, can live on chain, it can go across borders and permissionlessly. This is wild stuff. Wild, wild, wild.

Andrew Keys: And furthermore, we just take it for granted using banks now. And basically, simply put, with banks we deposit the money, Bank of America issued treasuries and they can live on that 4% yield that we never avail ourselves to. And let’s call it the opening act of circle. You didn’t get any of the upside of that. You know what I would. The examples I give is now what I’m starting to see when I pop up to purchase an item, I can buy the item for $103 with my Amex or my Google Play, or my Apple or Apple Pay, and you could buy the same item for $100. So you’re disintermediating the payment processors. And basically what this technology does is gives a price discovery mechanism for the value of intermediation. But now furthermore, like second generations of this, that’s let’s call it circle’s USD. First out the gate. Now talk about like other stablecoins like Paxos for example, they share some of the treasury yields with the owner. So basically you can have some of these stablecoins that now earn an embedded yield to them. And that’s the magic. So if there’s a 4% treasury, you can see a world where your stablecoin that your $100 worth of stablecoins may be earning 2%. In addition to you being able to use it without having to pay the payment processor.

Ram Ahluwalia: Right. And you’re actually going bank less. And instead of having an institution like a bank custody your assets, your custody is performed by encryption, by cryptography. Banks are millennia-old business models or high-quality business models. They’ve stood the test of millennia. And now, for the first time, we have cryptography meeting the internet meeting software that can make commitments to use Christensen’s language. Now, with the backing of US Congress, enable people to move money and accept money as a merchant. Take a look at visa stock, by the way. So the S&P is essentially at all time highs. Visa June 2nd, just around when the GENIUS Act was passed down to the 200 day moving average. I think these will be fine the next few years. All to say is that the narrative risk is being priced into businesses like visa and others that represent the old guard of accepting and moving money.

Andrew Keys: And to that point, the largest beneficiary of the GENIUS Act is Ethereum. Why is that? Because the majority of stablecoins settle on Ethereum. So basically they’re in a hegemonic position because the largest amount of HQLA and stablecoins or that include stablecoins are settling onto Ethereum. And now, furthermore, the next one that we’re going to see is probably in November, which is clarity, is market structure.

Ram Ahluwalia: Yeah.

Andrew Keys: So basically genius was stablecoin. Clarity is market structure. So let’s call it tokenizing everything else. And again if from my vantage, because you’ve got this hegemonic position where this one blockchain has multiple clients, has geographic diversity, has the most validators, has these standards, has the most amount of HQLA on it. The beneficiary of that, in my opinion, is going to be Ethereum.

Ram Ahluwalia: And by multiple clients I mean like MetaMask, Coinbase Wallet.

Andrew Keys: No, by client there’s a job implementation, a go implementation, a dot net implementation. Yeah. We could say that at the application layer as well. But basically that is the difference of being able to have something that has 100% uptime from inception to something that can break.

Ram Ahluwalia: I agree, Ethereum is indexed to this. I think it goes back to my thesis. I wish I could find some points of disagreement with you here, but I agree. There’s a lot of people talking about the four year cycle around bitcoin. I don’t think it’s going to apply like an asset like Ethereum because of the wave of tokenization that’s going to happen, right? Like as that entrepreneurs have to disintermediate now banks and issuers of assets, and those asset issuers want to go on trying to find their counterparts? Right. Like KKR and Apollo is going on now. It’s going to take time for that to develop. It’s going to take time for that to happen. Go ahead.

Andrew Keys: Nothing to add there.

Ram Ahluwalia: Okay. So, how do you think about just how tokenization evolves from here with the CLARITY Act? So the GENIUS Act gives us a framework for money on chain, money movement on chain. You mentioned the CLARITY Act. What should we expect from that? And is that going to be passed this year?

Andrew Keys: I think it will get passed this year. I think it will be another groundbreaking. Again, like these two acts, these types of legislation acts. The last material was in 1940. And if we get these two, this is a huge; it’s so notable how infrequent these things occur. And to that basically it permits risk averse institutions to engage in this technology. And you’ve already seen what’s gone on in the IPO market in this administration of, let’s call it just the public blockchain companies coming to market. And then what we’re going to see is the tokenization of all assets. I think securities, commodities and you know.

Ram Ahluwalia: And I was at the RWA conference last week there. And our last weekend’s Lumina News was called Tokenization as Discontents. If you tokenize assets on chain, let’s say private credit fund, it’s now available as a source of liquidity. You can margin against it, across margin is unlocked. And so for those reasons those assets are go on chain. That’s it.

Andrew Keys: And what I’d say is we’ve seen this kind of adverse effect where maybe some assets that couldn’t get liquidity otherwise get tokenized. You’re not going to create liquidity for something that there’s no bid anyways. But I think there’s a lot of things like anthropic stock or the private equities. They don’t have market access. Exactly.

Ram Ahluwalia: Yeah. Market access, I think, is a great use case. And also like securitization itself belongs on chain. If you think about what happened in 2008 crisis, the lack of loan level transparency which still exists today, like my prior startup pure IQ, solve that for privately issued ABS. It was an analytics built into the loans. All of that should be on chain. Everyone should have transparency into the collateral and the payments that underpin these bonds. So it’s a good public policy. So what else?

Andrew Keys: And what I’d say is what the capital markets is used to right now is a quarterly look back like from a regulatory compliant perspective. With this the regulatory body should be a node on the environment that has real time access to real time assets. And basically you should be able to see and basically programmability. You should be able to embed in the assets the rules. So you’re almost like regulators could be smart contract approvers if you will. And I think that that may be a little bit naive or idealistic of me, because there’s just a delta of the people that are smart enough to actually build this stuff don’t necessarily want to be sitting at a regulatory body. So I just think that but I think that’s where the puck will be trending towards.

Ram Ahluwalia: Yeah. This is why programmers get to be bankers now. I hope they understand credit risk underwriting. But yeah, they get to be banker now. On Ether Machine, just circling back to that, to your closing thoughts. There are there’s like no warrants component. Then you or you can just buy Ethereum. How do you think about the warrants component? So I own the warrants by the way. I would view that in a couple of years it will be up. And how do you think about that underwrite and the warrants versus just spot exposure?

Andrew Keys: I think that the warrants are probably a better way to express. I probably should say...

Ram Ahluwalia: You’re obviously biased.

Andrew Keys: And yeah, this isn’t investment advice. But I think that one can easily underwrite how much Ether is in the vehicle. Where does one see the price of Ether? How does one conceptualize the yield-generated versus the ETF, knowing that the ETFs will have to deal with 24-hour redemptions? And I think that the warrants are probably a simpler way to express one’s view, or probably a more direct way to express one’s view.

Ram Ahluwalia: Got it. And do you see any catalysts coming up that people should be aware of, like certain events?

Andrew Keys: So the big one is the blessing of the S-4, right. So basically this is a machine that’s been in the barn waiting to be let out. Right. And basically as soon as this machine is a fully fledged public vehicle through the blessing of the business combination agreement. So an S-1 is an IPO and S-4 is a merger. The S-4 is the document that one has to file with the SEC that merges a special purpose acquisition company and a de novo entity.

Ram Ahluwalia: Why does that unlock value? ETH is trading right now in the market. Why is that value unlock? Why does that become released?

Andrew Keys: Because then all of the committed capital now has the shares issued for it. And then it is fully trading with, I would just call it the total quantity of assets under management.

Ram Ahluwalia: And so shares outstanding will go up. But also the balance sheet of ETH will go up as well as Ethereum that’s contributed.

Andrew Keys: Correct. And then the main is then now we’ll be able to issue credit and or equity instruments and basically issue convertible bonds, preferred shares, etc.. So basically it will be able to do everything on chain and then really issue out the instruments that this thing was solely built for. And we believe that we’ve done the right thing by going without the contingent liabilities going for the Big Four audit. So that basically Wall Street, who we’re good at educating, can work with us to create financial instruments to basically drive our North Star, which is increasing our ether concentration per share.

Ram Ahluwalia: Right. Grow Ether per share over time. And that’s the mission and mantra of substantially all of these stats. That is the value prop of a DAT versus saying owning an ETF, ETF, it’s dollar for dollar exposure here. There are operations that that can perform to generate greater Ethereum per share. How do you see DATs playing out where we are now? We had MSTR for a few years. Then you saw proliferation of that over the last few months. I think it has been exhausting. I think personally, we’re in the later end of that, and we talked about some of the announcements we see in the DAT land with expensing of private jets and all this stuff. So where do you see the DAT? How does this unfold?

Andrew Keys: I think we’ll see that DATs trade below NAV. I think we’ll see a consolidation. I think we’ll see the difference between the wheat and the shaft of basically are there operating personnel that can actually drive accretive shareholder Ether concentration per share as an example. And I think that it’s also there’s like critical masses, right? I think that the asset has to trade Ether trades $40, $50 billion a day. Right. So there are arbitrageurs that could essentially if something traded below NAV on Ether, someone could short Ether and then long along the DAT. And there are different ways to play that kind of arbitrage game. But if you are the 50th hundredth asset on coin market cap, it’s a much less liquid market. And so I would say I actually am very bearish on, on most stocks because I just don’t think there’s enough liquidity. I also think that the index that’s I’ve done, let’s call it 300 investor calls. And I think real institutional investors understand these notions of contingent liabilities. Real institutional investors understand the silly games similar to what we discussed today, where we headlined that something sold at a premium, but we haven’t fine print that there were extra warrants given away. And but retail doesn’t get that yet. I think you’ll see some DATs get sued. I think you’ll see some DATs implode. There was a merger today of two because the one that had Bitcoin that was trading under NAV. So you’re going to see consolidation. I also think the notion of these index DATs don’t make sense. One that’s 27% ether or a debt that owns what’s called 20% or 20% Bitcoin 20% XRP basically because you know, for two reasons. One, institutional investors want to determine their own exposure. They may say, I want 70% Ether or 10% Bitcoin or vice versa. They don’t think that you’re going to be the picker of it. And furthermore, you don’t issue a convert on that, right? It’s because how do you think that through.

Ram Ahluwalia: Yeah I agree. That’s what CDO square is. It doesn’t make any sense. It’s a sign of the nuttiness in the market. So I spoke with a large investor behind these DATs. And what he told me is this. He had this. I asked him, hey, look what happens when these DATs trade below M to NAV. And here’s what his response was. I found very surprising. He said what a DAT would do then is they would sell stock. So in other words, you have a DAT holding Ethereum or holding bitcoin, and then buy shares to close the gap. Do you think we’ll see that happen?

Andrew Keys: We’ve seen it. SBET has done it already.

Ram Ahluwalia: So that would create sell pressure on the spot asset that nominally the DAT is supposed to represent accumulating Ethereum per share over time. Does that the overall story or is it just rational behavior?

Andrew Keys: I think it’s so early that these things need, let’s call it a year or two years. And then basically what one needs to really understand is there’s let’s call it the concentration per share and then the generation per share. So there’s what is the team doing to actually generate on a monthly basis. And I think that like there’s kind of two metrics. The concentration per share gets skewed by if someone came out the gate really hot when it was hot, let’s call it two, three months ago, they may have increased their concentration per share then, but now is flatlined. And when you get like a monthly tear sheet from a hedge fund, you have to see your monthly performance. And so basically you’re going to see in what we’re going to help educate the market is what is that monthly performance and the monthly ongoing generation. .

Ram Ahluwalia: Through your operating activity like one lever is the operating activities. Right. How efficiently are you at generating Ether per share. And you have that to the DARMA capability right then. But the second is like what is the mNAV. If you have a higher mNAV then you can acquire more spot. Now if something trades below mNAV they lose that lever. They can sell their holdings and buy back their shares and attempt...

Andrew Keys: Or go private.

Ram Ahluwalia: Right or to a private to release it. Which and then what was the point of this whole exercise in the financial markets then they can get back to par value if they buy back their shares. It’s not clear how they get above par value. If you’re above par value, you’re in a different class of DAT as you get below par value. And like MicroStrategy has been coming under pressure. They’re still above par value now. But if you go below, I wonder what that means in terms of...

Andrew Keys: Well, and I don’t think it’s ecstatic, right? I think it could be like public sentiment, like I wouldn’t be surprised if rates go down. Everyone gets a bump in their mNAV.  So there’s other considerations of things are going to fluctuate. But I think the variable that the way I think not of let’s call it generation and mNAV, I kind of call it on like on chain and off chain of there’s what can I do to generate yield and then what type of financial instruments make sense considering market dynamics. If something’s trading at a four mNAV or three mNAV or a two mNAV, maybe you should be selling at ATM. And then I also think that one has to understand, like the converts are talking about, let’s call it time duration where you may probably have to layer something that’s two years, three years, four years, five years. And then they are perpetual. But there is a coupon. And how are we satisfying that coupon? Good thing with Ether is Bitcoin. And like therein goes versus Bitcoin where there’s back to our initial conversation where there’s no yield generation. This is how you can satisfy coupon using Ether yield generating strategies. And it goes down to management and execution. These things are not created equal. And then like also some people are going to realize a year from now they were screwed at the gate because they started with the wrong structure. And I think that the shell companies are a mess.

Ram Ahluwalia: Yeah. So you have two kinds of you have operations like on chain generation, lever one, lever two, off chain capital markets, activity, building an ecosystem around the debt to be very thoughtful about floating versus fixed rate, callable versus non-callable, recourse versus non recourse...

Andrew Keys: And splaying them right. So and like that risk management metrics and what are the historic drawdowns and all of that.

Ram Ahluwalia: And then the third lever is the mNAV. It’s not a lever per se but it’s the lever that drives that metric though, is the attention economy. It’s cutting through the noise. Right. Obviously, Michael Saylor did this with MicroStrategy. That is the value Tom Lee brought to BitMiner. But the lever here then would be to drive that premium. It’s social media. It’s make it go meme getting the attention. So what are the levers.

Andrew Keys: I would say execution, right? All the attention in the world can work in your against you if one is doing dilutive activities versus accretive activities, right? And if one is doing accretive activities and executing properly and structuring things properly, we expect the cream to rise to the top. And then to your point, that’s why we’re on these zooms right now. And that’s we’re spending a bunch of time in a multimedia strategy.

Ram Ahluwalia: Makes sense. Makes sense, I guess. Last question from here. I always enjoy talking to Andrew. We keep going for hours. It’s always a real treat and a real pleasure. How do you think about your personal liquidity? Right. You’ve now contributed in kind as massive piece. You’re committed. Where do you get your liquidity if and when and how? Because that’s part of this whole story, right? You’ve personally identified a material part of your balance sheet to this asset.

Andrew Keys: I have enough elsewhere to. Yeah I’m good.

Ram Ahluwalia: That’s smart. That’s a good answer. Good. So you’re not. You don’t need to hit the bid. If something goes south and you’ve proven through cycles that you’ve got the diamond hand. Okay.

Andrew Keys: Sometimes you have to put your money where your mouth is.

Ram Ahluwalia: Fair enough. Any concluding thoughts, Andrew?

Andrew Keys: Keep enjoying yourself.

Ram Ahluwalia: Thank you.

Andrew Keys: And never work a day in your life.

Ram Ahluwalia: That’s right. Work and play. If you make that go hand in hand, nothing can stop you. I agree. Thank you, Mr. Andrew Keys. Until next time. Keep up the wonderful work, and we’ll chat with you again. Cheers.

Andrew Keys: Cheers.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

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SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

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This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.